UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SonomaWest Holdings, Inc.
(Name of Subject Company)

SonomaWest Holdings, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

David J. Bugatto
Robert W.C. Davies
David A. Janke
Members, Special Committee of the Board of Directors
SonomaWest Holdings, Inc.
2064 Gravenstein Highway North
Sebastopol, California 95472
United States of America
(707) 824-2534
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Hillel T. Cohn
Morrison & Foerster llp
555 West Fifth Street
Suite 3500
Los Angeles, California 90013
Telephone: (213) 892-5200
Fax: (213) 892-5454

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”) of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest” or the “Company”) not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”) for $10.05 per share in cash, conditioned upon at least a majority of the outstanding shares of the Common Stock not owned by the Stapleton Group (without regard to shares held by directors or officers of SAC or SonomaWest) being validly tendered, and not withdrawn, and which condition may not be waived by SAC.

The offer stated that, if the offer is consummated, SAC intends to merge with and into SonomaWest through a merger (the “Merger”). Pursuant to the Merger, each outstanding share of Common Stock (other than shares held by the Stapleton Group and shares held by stockholders who have properly exercised appraisal rights under the Delaware General Corporation Law (“DGCL”)) would be converted into the right to receive the same cash price per share as paid in the offer.

Item 1.	Subject Company Information.

(a)  Name and Address. The name of the subject company is SonomaWest Holdings, Inc. The principal executive office of the subject company is located at 2064 Gravenstein Highway North, Sebastopol, California 95472, and its telephone number is (707) 824-2534.

(b)  Securities. This Schedule 14D-9 relates to the Company’s Common Stock. According to the Offer to Purchase (as defined in Item 2(d) below), as of the close of business on March 30, 2011, there were 1,251,367 shares of Common Stock outstanding, excluding treasury shares held by the Company.

Item 2.	Identity and Background of Filing Person.

(a)  Name and Address. This Schedule 14D-9 is being filed in the name of the Company by the Special Committee (as defined and described below under “Special Committee”) of the Company’s board of directors (the “Board”). The name, business address and business telephone number of the Company filing this statement are set forth in Item 1(a) above.

(b)  Business and Background of the Company’s Directors and Executive Officers. The name, age, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. The business address of each director and executive officer is 2064 Gravenstein Highway North, Sebastopol, California 95472.  Each such person is a citizen of the United States, has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)  Special Committee.  In connection with the proposed Transaction, the Board on February 22, 2011 established the Special Committee consisting of three independent directors who are not officers or employees of SonomaWest, who are not officers, directors, trustees, stockholders, beneficiaries or affiliates of the SAC, and who have no financial interest in the Transaction different from holders of shares of Common Stock generally. The Board authorized the Special Committee to, among other things, consider and evaluate the potential tender offer on behalf of the Company and its stockholders, other than the Stapleton Group; determine what action should be taken by or on behalf of the Company, including determining what position the Company should take in order to satisfy any obligation of the Company arising under Rule 14d-9 under the Securities Exchange Act of 1934, as amended; communicate and negotiate the terms and conditions of the proposed tender offer with the SAC; and consider potential alternative transactions. The Special Committee was also authorized to retain independent legal counsel and an independent financial advisor to assist it. The members of the Special Committee are Messrs. David J. Bugatto, Robert W.C. Davies and David A. Janke.

(d)  Tender Offer. This Schedule 14D-9 relates to the Offer made by SAC disclosed in a combined Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement each filed with the Securities and Exchange Commission (“SEC”) on April 1, 2011 (together with the exhibits thereto, and as amended or supplemented from time to time, including Amendment No. 1 thereto filed with the SEC on April 15, 2011, the “Schedule TO”), to purchase all outstanding shares of Common Stock (other than those shares held by the Stapleton Group) at a price (the “Offer Price”) of $10.05 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, at least a majority of the shares owned by SonomaWest’s stockholders other than the Stapleton Group (the “Majority of the Minority Condition”), without regard to shares held by directors or officers of SAC or SonomaWest (the “Unaffiliated Stockholders”).

According to SAC’s Schedule 13E-3 Transaction Statement filed with the SEC on April 1, 2011, the Stapleton Group beneficially owned an aggregate of 602,353 shares of Common Stock as of March 30, 2011, which represented approximately 48.1% of the outstanding shares of Common Stock. The Offer provides that the Majority of the Minority Condition is non-waivable.

According to the Offer to Purchase, as of March 30, 2011, the minimum number of shares of Common Stock required to be tendered in order to satisfy the Majority of the Minority Condition is anticipated to be approximately 324,508.  The actual number of shares of SonomaWest Common Stock necessary to satisfy the minimum condition may be different from the number indicated above as a result of the exercise of options to acquire shares of SonomaWest Common Stock, purchases or sales of SonomaWest Common Stock by SAC’s or SonomaWest’s officers or directors, the repurchase of securities by SonomaWest prior to the expiration of the offer, or otherwise.

The Offer is also subject to other important terms and conditions as set forth in the Offer to Purchase. SAC has reserved the right (subject to the applicable rules and regulations of the SEC) to amend or waive any one or more of these other terms and conditions of the Offer. However, SAC has stated in the Offer to Purchase that it would not waive the Majority of the Minority Condition.

The Offer to Purchase states that SAC’s principal executive office is located at 135 East Putnam Avenue, Greenwich, Connecticut 06830 and its telephone number is (203) 622-1382.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 (including the exhibits, annexes and any information incorporated into it by reference), to the knowledge of the Company and the Special Committee, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between SonomaWest or its affiliates and (a) any of its executive officers, directors or affiliates or (b) SAC or any of its executive officers, directors or affiliates.

Any information incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Interests of Certain Persons in the Offer

In considering the position of the Special Committee with respect to the Offer, stockholders should be aware that certain executive officers and directors of the Company and its affiliates, and SAC and its affiliates, have interests in the Transaction which are described in this Schedule 14D-9, and which may present such persons with certain actual or potential conflicts of interest with respect to the Transaction. This Item 3 contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company’s directors and executive officers in the Offer and the Merger, including the fact that Craig R. Stapleton, the Company’s Chairman of the Board of Directors, President, Chief Executive Officer and Chief Financial Officer, is the sole stockholder, sole director and sole executive officer of SAC.

Compensation of Executive Officers

The following table sets forth certain information concerning compensation information of each person that served as an executive officer of the Company during the fiscal years ended June 30, 2010 and June 30, 2009:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Walker R. Stapleton	2010	$210,000	—	—	$35,114	$245,114
Chief Executive Officer, Chief Financial Officer	2009	$210,000	$185,555	—	$35,511	$431,065

On December 31, 2010, Walker R. Stapleton tendered his resignation from his positions as SonomaWest’s President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors and as a director of the Company, effective as of such date.  On the same day, the Board appointed Craig R. Stapleton, to the positions of President, Chief Executive Officer and Chief Financial Officer of the Company, effective upon the resignation by Walker R. Stapleton from such positions. The Board also elected Mr. Craig R. Stapleton as a director of the Company and as Chairman of the Board to fill the vacancies in these positions resulting from Walker R. Stapleton’s resignation. Mr. Craig R. Stapleton receives an annual base salary of $60,000 for his service as the Company’s President, Chief Executive Officer and Chief Financial Officer.  Mr. Craig R. Stapleton has not been granted nor holds stock options or similar securities.

Contribution and Subscription Agreements

Each of the individual members of the Stapleton Group, namely Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, have agreed to contribute to SAC all of his or her shares of SonomaWest common stock in exchange for shares of SAC upon the consummation of the offer, pursuant to the terms and conditions set forth in the respective contribution and subscription agreements entered into by each of the foregoing individuals with SAC.

Consulting Agreements

The Company has entered into a consulting agreement with Bugatto Investment Company, for whom Mr. David J. Bugatto, a director of SonomaWest and member of the Special Committee, serves as President. Under the consulting agreement, which became effective July 1, 2010, Bugatto Investment Company has agreed to provide real estate consulting services, as reasonably requested by SonomaWest, for a one-year term at an hourly rate of $250 per hour.

Mr. Walker R. Stapleton, a member of the Stapleton Group and the former President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of SonomaWest, agreed to provide consulting services to SonomaWest pursuant to a consulting agreement dated January 1, 2011 between SonomaWest and Rocky Mountain Trust, LLC. The consulting services to be provided under the consulting agreement include but are not limited to assisting and advising the Company’s Chief Executive Officer in business matters, assisting and advising in establishing and managing tenant relationships at SonomaWest properties, attending and participating in meetings and conference calls and such other services as may be mutually agreed by the parties. Under the consulting agreement, Mr. Walker R. Stapleton receives an hourly fee of $250 per hour, with an annual maximum of $150,000. The term of the consulting agreement is for one year, unless earlier terminated in accordance with its terms. Through February 28, 2011, SonomaWest has received invoices from Rocky Mountain Trust, LLC for consulting services rendered pursuant to the consulting agreement of approximately $24,000.

Compensation of Directors and Special Committee Members

During fiscal year 2010, the Company’s non-employee directors were paid cash fees for their service on the Board and on committees of the Board as follows: David J. Bugatto, $32,000; Robert W.C. Davies, $38,000; and Mr. David A. Janke, $38,000. In addition, Mr. David J. Bugatto was compensated $4,975 in connection with the Company’s consulting agreement with Bugatto Investment Company.  The foregoing fees exclude compensation paid or to be paid to members of the Special Committee for service on the Special Committee as described below.

During 2011, without giving effect to consummation of the Transaction, all non-employee directors are receiving a fee of $4,000 per quarter. In addition, each independent director receives an additional fee of $2,000 for each meeting of the Board that such director attends; $1,500 per quarter for service on the Audit Committee or the Compensation Committee, and $1,500 per meeting for service on special or other committees authorized by the board. According to the Offer to Purchase, SAC does not presently intend to seek to retain any independent directors following the Merger.

In addition, each of the members of the Special Committee has been or will be paid $12,000 per month for his service on the Special Committee. These fees are not dependent on the success of the Offer or the Merger and are in addition to such members’ 2011 compensation for serving on the Board discussed above.

The Company’s non-independent director, Mr. Craig R. Stapleton, currently receives an annual base salary of $60,000 for his service as the Company’s President, Chief Executive Officer and Chief Financial Officer.  Mr. Craig R. Stapleton is not expected to receive any fees or awards of Common Stock for his service on the Board in 2011.

Vested Stock Options

Certain directors of SonomaWest and Gwendolyn Toney, a salaried employee of SonomaWest, hold vested options to purchase shares of Common Stock, which may be exercised in accordance with their terms and the shares acquired thereby may be tendered in the Offer. Further, following the Offer, at the effective time of the merger, each vested option to purchase shares of Common Stock that is outstanding immediately prior to the effective time of the merger will be cancelled in consideration of a cash payment equal to the product obtained by multiplying (1) the excess, if any, of the consideration offered to SonomaWest stockholders in the offer ($10.05 per share) over the per share exercise price of such option, by (2) the number of shares subject to such option, less applicable withholdings.

The following table summarizes, as of March 30, 2011, with respect to each SonomaWest director, the aggregate, positive difference in value between $10.05 and the per share exercise prices (the “Spread Value”) of the options to purchase shares of Common Stock held by each such director:

Name	Shares of SonomaWest Common Stock Subject to Options (#)	Per Share Exercise Price ($)	Aggregate Spread Value of Unvested Options ($)
David J. Bugatto	5,000	6.50	17,750
Robert W.C. Davies	5,000	6.50	17,750
David A. Janke	5,000	6.50	17,750
David A. Janke	5,000	13.05	(15,000)
Gwendolyn Toney	1,000	5.70	4,350

Severance Pay for Salaried Employee. Upon successful completion of the Transaction, Michael Babbini, a salaried employee of SonomaWest, will be entitled, pursuant to the terms of Mr. Babbini’s employment agreement, to a bonus equal to 0.75% of the pre-tax fair market value of SonomaWest’s real property (as determined in the reasonable discretion of the SonomaWest board of directors), payable within thirty days of the closing of the merger.  According to the Offer to Purchase, SAC estimated that the bonus due to Mr. Babbini following successful completion of the offer and the merger will be approximately $150,000.

Beneficial Ownership of Securities by 5% Owners, Directors and Executive Officers

The following table sets forth certain information known to the Company with respect to the beneficial ownership as of March 30, 2010, by (i) all persons who are beneficial owners of five percent (5%) or more of the Company’s Common Stock (based on filings with the SEC), (ii) each director and nominee, (iii) the Company’s executive officers and (iv) all current directors and executive officers as a group.

According to the Offer to Purchase, as of March 30, 2011, 1,251,367 shares of the Company’s Common Stock were outstanding. The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

	Number of Shares Beneficially Owned
Name	Number		Percentage
Directors and Named Executive Officers
Stapleton Acquisition Company	695,924	(1)	55.6%
Craig R. Stapleton	712,323	(2)	56.9%
Dorothy W. Stapleton	112,958	(3)	9.0%
Walker R. Stapleton	127,410	(4)	10.2%
Wendy S. Reyes, Trustee of Separate Property Trust	98,298	(5)	7.9%
David J. Bugatto	5,000	(6)	*
Robert W.C. Davies	5,000	(7	*
David A. Janke	10,000	(8)	*
SAC and listed individuals as a group	742,323		58.4%
* Less than 1%

(1)
Consists of (i) 263,687 shares held directly by Mr. Craig R. Stapleton, which Mr. Craig R. Stapleton has agreed to contribute to SAC in exchange for shares of SAC upon the consummation of the offer, pursuant to the terms and conditions set forth in the contribution and subscription agreement entered into by Mr. Craig R. Stapleton with SAC, (ii) 112,958 shares held directly by Mrs. Dorothy W. Stapleton, which Mrs. Stapleton has agreed to contribute to SAC in exchange for shares of SAC upon the consummation of the offer, pursuant to the terms and conditions set forth in the contribution and subscription agreement entered into by Mrs. Stapleton with SAC, (iii) 127,410 shares held directly by Mr. Walker R. Stapleton, which Mr. Walker R. Stapleton has agreed to contribute to SAC in exchange for shares of SAC upon the consummation of the offer, pursuant to the terms and conditions set forth in the contribution and subscription agreement entered into by Mr. Walker R. Stapleton with SAC, (iv) 98,298 shares held directly by Mrs. Wendy S. Reyes, Trustee of Separate Property Trust, which Mrs. Reyes has agreed to contribute to SAC in exchange for shares of SAC upon the consummation of the offer, pursuant to the terms and conditions set forth in the contribution and subscription agreement entered into by Mrs. Reyes with SAC, and (v) 93,571 shares beneficially owned by Leeward over which SAC has shared voting power with Leeward, pursuant to and to the extent provided in the Support Agreement.

(2)
Consists of (i) 263,687 shares held directly by Mr. Craig R. Stapleton, (ii) 355,065 shares held by other persons in a joint filing group with whom Mr. Craig R. Stapleton shares voting and dispositive power and (iii) 93,571 shares beneficially owned by Leeward over which SAC has shared voting power with Leeward, pursuant to and to the extent provided in the Support Agreement. Mr. Craig R. Stapleton is currently the sole stockholder, sole director and sole executive officer of SAC.

(3)	Consists of 112,958 shares held directly by Mrs. Stapleton. Mr. Craig R. Stapleton has shared voting and dispositive power over the shares held by Mrs. Stapleton.
(4)	Consists of 127,410 shares held directly by Mr. Walker R. Stapleton. Mr. Craig R. Stapleton has shared voting and dispositive power over the shares held by Mr. Walker R. Stapleton.
(5)	Consists of 98,298 shares held directly by Mrs. Reyes, Trustee of Separate Property Trust. Mr. Craig R. Stapleton has shared voting and dispositive power over the shares held by Mrs. Reyes.
(6)	Consists of 5,000 shares issuable upon the exercise of stock options held by Mr. Bugatto.
(7)	Consists of 5,000 shares issuable upon the exercise of stock options held by Mr. Davies.
(8)	Consists of 10,000 shares issuable upon the exercise of stock options held by Mr. Janke.

Other Interests of Executive Officers, Directors and Special Committee Members

Continuing Equity Interest of the Stapleton Group Following the Transaction. Unlike the Unaffiliated Stockholders, who would have no equity interest in the Company following the Offer and the Merger, the Stapleton Group would have a continuing equity interest in the Company following the Offer and the Merger by virtue of owning all of the outstanding shares of Common Stock following the Merger.

Certain Interests of the Executive Officer. According to the Offer to Purchase, immediately following the Merger, Mr. Craig R. Stapleton, the sole executive officer of SonomaWest, would maintain his current positions with the surviving corporation following the offer and the merger.

Interest of the Employee Director. Mr. Craig R. Stapleton is the sole employee member of the Board, a position he would likely continue to hold following the Offer and the Merger.

Interest of Non-Employee Directors. According to the Schedule TO, SAC does not presently intend to seek to retain any independent directors following the Transaction.

Director and Officer Indemnification and Insurance.  Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. To the extent the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided by the Company’s certificate of incorporation currently in effect (the “Charter”), shall be limited to the fullest extent permitted by the DGCL as so amended.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Company’s bylaws, as currently in effect (the “Bylaws” and, together with the Charter, the “Company Charter Documents”), provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to herein as an “Agent”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

Moreover, the Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an Agent, or is or was serving at request of another corporation, partnership, joint venture, tug or other enterprise, against expenses (including attorneys’ fees) actually and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in manner such person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Except in limited circumstances, the Company’s Charter Documents further require it to advance, as they are actually incurred and in advance of final disposition of such proceeding, all expenses incurred by such person in connection with such proceeding upon an undertaking by or on behalf of such person to repay such amounts if it should be ultimately determined that such person is not entitled to be indemnified.

The Company maintains insurance policies insuring its directors and officers, including those of its subsidiaries, against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Company’s behalf, may also pay amounts for which the Company has granted indemnification to the directors or officers.

In addition, each of the three disinterested directors of SonomaWest is party to an indemnification agreement that provides that (1) SonomaWest will indemnify such individual to the fullest extent permitted by law, including advancement of expenses, for liabilities and expenses that he incurs in his capacity as a director of SonomaWest, and (2) SonomaWest will cover such individual under any directors and officers liability insurance that SonomaWest determines to maintain.  The rights under the indemnification agreements are non-exclusive and are in addition to the indemnification rights of the SonomaWest directors and executive officers under any provision of the Certificate of Incorporation or Bylaws of SonomaWest or under applicable law.

Item 4.	The Solicitation or Recommendation.

(a)  Recommendation.

For the reasons set forth below, the Special Committee, on behalf of the Company, has unanimously (a) determined that the Transaction is fair to and in the best interests of (i) the stockholders of the Company other than SAC, the Stapleton Group and its affiliates and (ii) the stockholders of the Company other than SAC, the Stapleton Group and its affiliates and the Company’s directors and executive officer, and (b) recommended that the stockholders of the Company other than the Stapleton Group accept the Offer and tender their shares of Common Stock pursuant thereto.

(b)  Reasons.

Background of the Offer

Certain information contained in this section is based upon information contained in the Offer to Purchase.

In September 2008, the members of the Stapleton Group, who at that time collectively owned approximately 45.5% of the outstanding shares of the Common Stock, sent a letter to the Board stating that SAC intended to commence a tender offer for all of the outstanding shares of Common Stock not owned by the Stapleton Group at a purchase price of $9.30 per share in cash. This represented a premium of approximately 55% over the closing price of the Common Stock on the date prior to the announcement of the proposed offer.

In connection with the September 2008 proposed tender offer, each individual member of the Stapleton Group entered into a contribution and subscription agreement with SAC, pursuant to which each such individual agreed to contribute his or her shares of Common Stock to SAC upon the closing of the proposed tender offer.

In the two weeks following receipt of the proposal letter, SonomaWest issued press releases announcing receipt of the proposal and the formation of the Special Committee, comprised of the board’s three disinterested directors. SonomaWest stated that the Special Committee intended to review carefully the proposal with the assistance of its advisors and planned to respond to the proposal upon completion of its review.

On October 1, 2008, SAC issued a press release announcing that it would likely delay commencing its proposed tender offer due to uncertainties in the credit markets. SonomaWest then announced that the Special Committee had suspended evaluation of the proposed tender offer by SAC in light of SAC’s announcement that it would delay the tender offer.

On November 6, 2008, SAC announced that in light of significant and continued uncertainties in the credit and real estate markets, it had determined not to proceed with its proposed tender offer and notified the Special Committee of the same. SAC and each of the individual members of the Stapleton Group agreed to terminate the contribution and subscription agreements previously entered into between SAC and each such individual.

On September 29, 2010, Kent M. Rowett, the manager of Leeward Investments, which at that time beneficially owned approximately 7.5% of the outstanding shares of SonomaWest common stock, sent a letter to Mr. Walker R. Stapleton, who at that time was SonomaWest’s President, Chief Executive Officer and Chief Financial Officer, requesting that SonomaWest provide in its public disclosure property-level operating expenses in SonomaWest’s financial statements. Mr. Rowett also stated in the letter that SonomaWest’s stockholders should be given a clear idea of SonomaWest’s plans for realizing stockholder value going forward and encouraged the Board to consider paying regular cash distributions to stockholders if SonomaWest was not going private and was going to continue to own and manage its two remaining real properties.

On December 13, 2010, Mr. Rowett and Mr. Walker R. Stapleton met to discuss Mr. Rowett’s request relating to the inclusion of property-level operating expenses in SonomaWest’s financial statements. As part of the discussion, and in additional conversations during the following weeks, Mr. Rowett and Mr. Stapleton also discussed whether the Stapleton family, in light of its earlier efforts to take SonomaWest private in the fall of 2008, had any present intention to acquire the balance of the shares of the Common Stock not held by the family members. Mr. Walker R. Stapleton indicated that while the Stapleton family did not have a present intention to take SonomaWest private, they continued to evaluate their investment in SonomaWest, which evaluation included the possibility of acquiring the outstanding shares of Common Stock not owned by the family members. Mr. Walker R. Stapleton then asked Mr. Rowett whether, to the extent that the Stapleton family decided to revisit a going private transaction, Leeward would be willing to sell its shares in such a transaction and to enter into an agreement reflecting a commitment to sell its shares in connection with such a transaction. Mr. Rowett indicated that Leeward would consider selling its shares and entering into a related agreement in connection with such a transaction depending on the price and the agreement’s other terms and conditions. Messrs. Walker R. Stapleton and Rowett agreed to continue their discussions regarding a going private transaction if and when the Stapleton family decided to pursue such a transaction.

On December 31, 2010, Mr. Walker R. Stapleton tendered his resignation from his positions of President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of SonomaWest and as a director of SonomaWest, effective as of such date, in connection with his upcoming swearing in as Colorado State Treasurer.  On the same day, the Board appointed Craig R. Stapleton to the positions of President, Chief Executive Officer and Chief Financial Officer of SonomaWest, effective upon the resignation by Mr. Walker R. Stapleton from such positions. The Board also elected Mr. Craig R. Stapleton as a director of SonomaWest and as Chairman of the Board to fill the vacancies in these positions resulting from Mr. Walker R. Stapleton’s resignation.

On January 18, 2011, SAC proposed to Mr. Rowett a mutual confidentiality agreement to be entered into by SAC and Leeward prior to continuing any conversations relating to Leeward’s potential willingness to sell its shares if a going private transaction was pursued by the Stapleton Group.

On January 25, 2011, SAC and Leeward entered into the mutual confidentiality agreement, and counsel to the Stapleton Group provided Leeward with a first draft of the Support Agreement, pursuant to which Leeward would agree that, if Leeward and SAC could agree on a minimum price and if the Stapleton Group decided to pursue a going private transaction at such price or above, Leeward would agree to sell its shares and to certain other covenants in connection with the transaction. Over the course of the following three weeks, SAC and Leeward proceeded with negotiations of the Support Agreement on the basis that the Stapleton Group had not yet decided whether to proceed with proposing a going private transaction and that Leeward had not yet agreed to a minimum price.

On February 18, 2011, Messrs. Craig R. Stapleton and Walker R. Stapleton called Mr. Rowett to inform him of the Stapleton Group’s decision that, subject to the execution of the Support Agreement if SAC and Leeward could agree on the minimum price, the Stapleton Group had decided that SAC would propose a tender offer to take SonomaWest private at or above such minimum price. After discussion between them, SAC and Leeward agreed on a tender price of not less than $8.90 per share and entered into the Support Agreement. Following this discussion, Messrs. Craig R. Stapleton and Walker R. Stapleton called each of the three disinterested directors of SonomaWest to inform them of the proposed tender offer and the Support Agreement with Leeward and to notify them that a formal proposal letter would follow.

After the close of the markets on February 18, 2011, Mr. Craig R. Stapleton delivered to the Board a letter informing them of SAC’s intention to commence, within four to six weeks, a tender offer for all of the outstanding shares of Common Stock not owned by the Stapleton Group at a purchase price of $8.90 per share in cash and of Leeward’s agreement to tender its shares at that price under the Support Agreement. Shortly thereafter, copies of the proposal letter and the Support Agreement were filed with the SEC and became publicly available.

In connection with the proposed tender offer, on February 18, 2011 each individual member of the Stapleton Group entered into a new contribution and subscription agreement with SAC, pursuant to which each such individual agreed to contribute his or her shares of Common Stock to SAC upon the closing of the proposed tender offer.

On February 22, 2011, the Board appointed a special committee (the “Special Committee”) consisting entirely of independent directors to consider and respond to the notification from SAC of its intent to commence a tender offer, to evaluate any tender offer by SAC and to make a recommendation to the Company’s stockholders in respect of any such tender offer. The members of the Special Committee are Messrs. David J. Bugatto, Robert W.C. Davies and David A. Janke.

The Special Committee held a telephonic meeting on February 22 to discuss the SAC proposal and to consider a process for evaluating and responding to the proposal. The Special Committee resolved to engage Morrison & Foerster LLP as its legal advisers and began a process for identifying potential financial advisers.

On February 24, 2011, SonomaWest issued a press release announcing the formation of the Special Committee and stating that the Special Committee intended to review carefully the proposal with the assistance of its advisors and planned to respond to the proposal upon completion of its review.

During the next several days, members of the Special Committee obtained proposals from various firms that might act as financial advisor to the Special Committee. Three firms were interviewed, and on March 4, 2011 the Special Committee met telephonically and agreed to engage Duff & Phelps, LLC (“Duff & Phelps”) as its financial advisor. The Special Committee also discussed the SAC proposal and a timetable and process for evaluating the proposal.

Following the Special Committee’s engagement of Duff & Phelps as its financial advisor, and under the Special Committee’s direction, Duff & Phelps contacted representatives of SonomaWest to request and began reviewing financial and other information of SonomaWest. Such review continued through the delivery of Duff & Phelps’ written presentation to the Special Committee on April 6, 2011.

Between February 22 and March 23, 2011, counsel for the Special Committee held a number of discussions with counsel for SAC regarding various legal aspects of the SAC proposal and regarding a request by the Special Committee that SAC reimburse SonomaWest for expenses incurred in evaluating and responding to the SAC proposal if SAC decided not to proceed with the proposal. No final agreement was reached with respect to this request for reimbursement.

On March 14, 2011, representatives of Duff & Phelps met at SonomaWest’s offices with certain employees and independent contractors of SonomaWest, including Gwendolyn Toney, Mike Babbini and Brendon Houston in order to receive information and ask questions regarding SonomaWest’s history, current and planned future operations, properties, financial condition and other pertinent matters.

On March 14, 2011, representatives of Duff & Phelps visited the principal properties owned by SonomaWest located in Sebastopol, California.

On March 16, 2011, representatives of Duff & Phelps initiated a telephone conversation with Mr. Walker R. Stapleton to inquire about SonomaWest and its business in connection with Duff & Phelps’ preliminary valuation analysis, based on Mr. Walker R. Stapleton’s perspective as the recent President, Chief Executive Officer and Chief Financial Officer of SonomaWest. On that day, Mr. David A. Janke, a co-chair of the Special Committee, also initiated a telephone conversation with Mr. Walker R. Stapleton regarding Mr. Walker R. Stapleton’s discussion with Duff & Phelps and to schedule a meeting to discuss the terms of the SAC proposal once the Special Committee had received and reviewed the results of Duff & Phelps’ preliminary analysis.

On March 16, 2011, the Special Committee held a telephonic meeting with representatives of Duff & Phelps and the Special Committee’s legal advisors to discuss the SAC proposal. Duff & Phelps reported on the status of its activities, including an overview of the methodologies that Duff & Phelps expected to use in its analysis.

On March 24, 2011, the Special Committee held a telephonic meeting with representatives of Duff & Phelps and the Special Committee’s legal advisors to discuss the SAC proposal. Duff & Phelps discussed with the Special Committee the status of its preliminary analysis, information being gathered for such analysis and other factors bearing upon its analysis. Duff & Phelps discussed with the Special Committee its preliminary comments regarding the proposed $8.90 per share tender offer price, including their preliminary view that the $8.90 tender offer price was below the level at which Duff & Phelps would be prepared to provide a fairness opinion.

On March 25, 2011, Mr. Craig R. Stapleton, Mr. Walker R. Stapleton, the members of the Special Committee and their respective counsel held a meeting by teleconference. During this meeting, members of the Special Committee informed Messrs. Craig and Walker R. Stapleton of the work that had been performed by Duff & Phelps, noting that such work had not been completed. Members of the Special Committee also discussed other information deemed relevant by the committee, such as the potential liquidation value of the company, the value of the company to SAC, trends in local real estate values and comments received from company stockholders. The Special Committee advised Messrs. Craig and Walker R. Stapleton that, taking into account all these factors, their preliminary view was that they might not be able to support or recommend a tender offer price of $8.90 and suggested that SAC raise the price to $11.90 per share. Following further discussion of these matters, including certain of the material underlying assumptions used by Duff & Phelps in its preliminary analysis, Messrs. Craig and Walker R. Stapleton generally stated their view that the assumptions underlying such preliminary analysis, which included analyses of the liquidation value of SonomaWest, were questionable and that SonomaWest is a viable going concern, such that, in their view, the liquidation value of SonomaWest is irrelevant to a determination as to whether the proposed tender offer price is fair to unaffiliated stockholders. Mr. Craig R. Stapleton informed the Special Committee members that the Stapleton Group was unwilling to raise the offer price to $11.90 per share, indicating that such price was well in excess of a price at which the Stapleton Group would be willing to proceed with the proposed tender offer. Mr. Craig R. Stapleton also reiterated SAC’s previously stated intention to commence the proposed tender offer within four to six weeks of the date that the proposal letter was sent to the board, noted that April 1, 2011 represented the end of the sixth week in this timeframe and indicated that the Stapleton Group did not intend to delay commencement of the proposed tender offer beyond this timeframe. The parties to the teleconference then agreed to take each other’s views under advisement and to discuss the offer price further early the following week.

On March 28, 2011, Messrs. Craig R. Stapleton and David A. Janke met to discuss the offer price. During this meeting, the two discussed the process to date, as well as the various courses of action under consideration by SAC with regard to the proposed tender offer. Mr. Craig R. Stapleton indicated that while the Stapleton Group continued to view $8.90 per share as a fair offer price, the Stapleton Group might be willing to increase the offer price from $8.90 per share and that the Special Committee’s support of an agreeable increase in the offer price would be an important factor in the Stapleton Group’s determination of whether to so increase the offer price. After further discussions regarding the fairness of the offer price, Mr. Janke indicated that he would discuss an offer price of approximately $10.00 per share with the other members of the Special Committee.

On March 28, 2011, the Special Committee held a telephonic meeting.  A representative of the Committee’s legal advisers participated in the meeting.  The Special Committee discussed Mr. Janke’s discussion with Mr. Craig R. Stapleton and considered the fairness of an offer at approximately $10.00 per share.

On March 29, 2011, the Special Committee held a telephonic meeting with representatives of Duff & Phelps to discuss the SAC proposal, including a possible increase in the offer price to approximately $10.00 per share. At that meeting, Duff & Phelps communicated that, based on their preliminary analysis, an offer price of approximately $10.00 per share would likely be considered fair from a financial point of view.  Duff & Phelps qualified this by explaining that neither its analysis nor the internal review process had been completed.  On the same day, the Special Committee then held a subsequent telephonic meeting where it was resolved that Mr. Janke would call Mr. Craig Stapleton to suggest a tender offer price of $10.05 per share.  Later that day, Messrs. Craig R. Stapleton and Janke exchanged telephone calls regarding the status of the Special Committee’s discussions.

On March 30, 2011, Mr. Janke called Mr. Craig R. Stapleton to inform him that if the offer price was increased to $10.05 per share, such an offer price would have the Special Committee’s support, subject to the Special Committee’s review of the other terms and conditions of the proposed tender offer and consideration of the final valuation analysis and fairness opinion of Duff & Phelps. Later that day, Mr. Craig R. Stapleton called Mr. Janke to inform him the Stapleton Group had decided to commence the offer at an offer price of $10.05 per share.

On April 1, 2011, prior to the open of trading, SAC announced the commencement of the Offer to purchase all of the outstanding shares of Common Stock not currently owned by the Stapleton Group for $10.05 per share in cash, conditioned upon at least a majority of the outstanding shares of the Common Stock not owned by the Stapleton Group (without regard to shares held by directors or officers of SAC or SonomaWest) being validly tendered, and not withdrawn, and which condition may not be waived by SAC.  The Offer stated that if the Offer was completed, SAC intended to merge as soon as reasonably practicable with SonomaWest and that pursuant to such merger, the remaining holders of SonomaWest Common Stock would receive the same $10.05 cash price per share as paid in the Offer.  On April 1, 2011 following commencement of the Offer, legal counsel for SAC and legal counsel for the Special Committee held two discussions regarding the Offer to Purchase.

On April 4, 2011, the Special Committee held a telephonic meeting with its legal advisors to discuss the Offer to Purchase and the Special Committee’s response thereto.

The Special Committee met via teleconference on April 6, 2011 with representatives of Duff & Phelps and the Special Committee’s legal advisors participating. The Special Committee reviewed the terms of the Offer, the Merger and the Offer to Purchase, copies of which had been distributed to the Special Committee prior to the meeting. Duff & Phelps provided an overview of the financial terms of the Offer and discussed the methodologies, assumptions and limitations underlying Duff & Phelps’ analysis of the financial aspects of the Transaction, as summarized in a written presentation prepared by Duff & Phelps and distributed to the members of the Special Committee prior to the meeting. (For a summary of those methodologies, assumptions and limitations, see the below section of this Item 4 under the caption “Opinion of Duff & Phelps.”) The members of the Special Committee asked questions of Duff & Phelps and discussed Duff & Phelps’ analyses.

On April 7, 2011, Duff & Phelps delivered its written opinion to the effect that, based on its analyses and subject to those limitations and assumptions, it was Duff & Phelps’ opinion that, as of April 7, 2011, the Offer Price to be received by the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates, in the Proposed Transaction was fair from a financial point of view to the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Following the receipt of Duff & Phelps’ opinion, the Special Committee met via teleconference on April 7, 2011 with the Special Committee’s legal advisors participating.  After discussing the Offer and the Merger at length and considering certain matters described below, including the opinion of Duff & Phelps, the Special Committee, on behalf of the SonomaWest and by unanimous vote, (a) determined that the Proposed Transaction was fair to and in the best interests of (i) the stockholders of SonomaWest other than SAC, the Stapleton Group and its affiliates and (ii) the stockholders of the SonomaWest other than SAC, the Stapleton Group and its affiliates and SonomaWest’s directors and officers, and (b) recommended that the stockholders of SonomaWest other than SAC, the Stapleton Group and its affiliates accept the Offer and tender their shares of Common Stock pursuant thereto.

Reasons for the Recommendation by the Special Committee

In reaching the determinations and recommendation described above, including the determination of the fairness of the Proposed Transaction as described above, the Special Committee considered a number of factors and discussed those factors with its financial and legal advisors. The following is a summary of the material factors considered and discussed by the Special Committee in reaching the determinations and recommendation described above.

Supportive Factors

Cash Tender Offer; Certainty of Value. The Special Committee considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which would allow holders of Common Stock (other than SAC and the Stapleton Group) to realize certainty of value for their shares of Common Stock.

Premium to Market Price. The Special Committee considered that the $10.05 Offer Price represents (i) a 54.6% premium over the closing price of $6.50 for the Common Stock on February 17, 2011, the last full trading day prior to the February Press Release; (ii) a 60.8% premium over the closing price of $6.25 for the Common Stock on February 11, 2011, one week prior to the February Press Release; and (iii) a 67.5% premium over the closing price of $6.00 for the Common Stock on January 18, 2011, one month prior to the February Press Release.

Negotiation Process and Increased Offer Price. The Special Committee and its advisors had several discussions with representatives of SAC regarding the Offer. During those discussions, SAC raised the Offer Price to $10.05 per share, representing a 13% increase from SAC’s initially announced proposed offer price on February 18, 2011 of $8.90 per share.

Lack of Liquidity and Low Trading Volume. The Special Committee considered that the Offer and the Merger will provide cash consideration to, and immediate liquidity for, the Unaffiliated Stockholders whose ability to sell their shares of Common Stock may have been adversely affected by low trading volume for the shares of Common Stock and the lack of coverage from investment analysts. The Committee also considered that these factors effectively limit the Company’s ability to use its Common Stock for acquisitions.

Financial Analyses and Fairness Opinion of Duff & Phelps. The Special Committee considered its discussions with Duff & Phelps and the opinion of Duff & Phelps delivered on April 7, 2011, to the effect that the Offer Price to be received by the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates, in the Proposed Transaction was fair from a financial point of view to the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates.  The Special Committee also considered the written presentation made by Duff & Phelps on April 6, 2011, which presentation included financial and valuation analyses prepared by Duff & Phelps, and the Special Committee’s discussions with Duff & Phelps regarding the written presentation.  The opinion of Duff & Phelps is described below and is included in its entirety as Annex B hereto.

The Special Committee noted that the opinion of Duff & Phelps addressed the fairness, from a financial point of view to the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates, of the Offer Price to be received by the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates, in the Proposed Transaction, which includes the Unaffiliated Stockholders and the directors and officers of the Company that may be deemed to be affiliated with the Company but are not affiliated with Stapleton Group. The Special Committee was able to reach its fairness determination as to the Unaffiliated Stockholders because it considered that the Unaffiliated Stockholders would receive the same per share consideration in the Offer.

Liquidation Value.  The Special Committee considered the liquidation value of SonomaWest. Among other things, the Special Committee also considered that Duff & Phelps had estimated that the net proceeds that would be received by the SonomaWest’s stockholders if SonomaWest were to liquidate its real estate holdings over a three-month period, wind down its business, pay all liabilities and distribute the net proceeds to stockholders, would be approximately $10.0 to $10.7 million, or $7.97 to $8.55 per share.  The Special Committee also considered that Duff & Phelps had estimated that the net proceeds that would be available for distribution to SonomaWest’s stockholders if SonomaWest were to sell off its real estate holdings over a one-year period, wind down its business, pay all liabilities and distribute the net proceeds to stockholders, would be approximately $11.3 to $13.6 million, or $9.03 to $10.80 per share. Duff & Phelps’ analysis contains numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. For a more detailed discussion of Duff & Phelps’ analysis, see “Item 4.  The Solicitation or Recommendation—Opinion of Duff & Phelps, LLC.”

Financial Condition and Prospects of the Company. The Special Committee considered the current and historical financial condition, results of operations, competitive position and growth prospects of SonomaWest, and the current and expected conditions in the general economy and in the real estate industries, including the potential impact of such conditions on SonomaWest’s growth prospects. Among other things, the Special Committee considered (1) that SonomaWest’s net book value, as reflected in the SonomaWest’s current and historical balance sheets, is significantly lower than the market value of SonomaWest’s net assets and the Offer Price; (2) that SonomaWest’s going concern value, which is substantially related to SonomaWest’s earnings and cash flow, is significantly lower than the market value of SonomaWest’s net assets and the Offer Price; (3) that the North Property (as defined below) enjoys a competitive advantage over similarly situated properties with respect to certain types of potential tenants, which enhances the value of the North Property; (4) that SonomaWest has been negatively impacted by conditions in the general economy and in the real estate industry, including the negative impact of the economic downturn on some of SonomaWest’s tenants, resulting in the failure by certain tenants to make timely rental payments to SonomaWest; and (5) the high costs of being a public company relative to the size of SonomaWest’s earnings and asset base.  The Special Committee also considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of SonomaWest’s financial prospects unless the Common Stock was acquired for cash.

Comparison of Offer Price to Alternative of Remaining a Public Company. The Special Committee believed that there was uncertainty that sustained trading prices would approach the $10.05 Offer Price in the foreseeable future based on recent trading prices of the Company’s stock and because of current and expected conditions in the general economy and in the real estate industry. The Special Committee also considered the substantial and increasing cost of being a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from Company management, and the impact of such costs on the potential future public share price of the Company’s common stock. The Special Committee also considered the current lack of benefits provided by being a public company, since management has indicated that the Company is unlikely to require raising capital from outside sources in the foreseeable future or to pursue acquisitions that would utilize shares of Common Stock.

Potential Decline in the Market Price of the Shares of Common Stock if the Offer is Not Completed. The Special Committee considered the likelihood that, if the Offer was not completed, the market price for the shares of Common Stock would potentially decline to market prices similar to the market prices prior to SAC’s announcement that it intended to commence a tender offer. In addition, the Special Committee considered that SAC could seek to engage in open market or privately negotiated share purchases at prices that may be higher or lower than the Offer Price to increase its ownership of Common Stock and, if SAC were able to acquire 90% or more of the outstanding shares of Common Stock, it could effect a “short-form merger” without the vote of any other stockholder of the Company.

Absence of Strategic Alternatives. The Special Committee considered that Stapleton Group currently owns approximately 48.1% of the Common Stock and recognized that any alternative strategic transaction was impossible as a practical matter without the support of the Stapleton Group. The Special Committee also considered the position of the Stapleton Group, as stated in the Offer to Purchase, that it remains unwilling to sell its shares of Common Stock to a third party or otherwise divest itself of such shares. The Special Committee concluded that the sale of the Company to a third party was not a feasible alternative to the Offer, and that a transaction with the Stapleton Group, or continuing the Company as a publicly-traded company, with the Stapleton Group remaining as controlling stockholders, were the only alternatives available as a practical matter.

Dividends. The Special Committee considered that no dividends have been paid on the Common Stock since August 2008, when the Company distributed certain MetroPCS Communications, Inc. securities to stockholders.  The Special Committee also considered that no dividends are expected to be paid on the Common Stock for the foreseeable future.

Timing of Completion. The Special Committee considered that stockholders who tender shares of Common Stock will receive the Offer Price promptly after consummation of the Offer. Stockholders who do not tender their shares are expected to receive in the Merger the same consideration as that received by the stockholders who do tender their shares in the Offer, and SAC has stated that it intends to effect the Merger as soon as reasonably practicable after completion of the Offer.

Majority of the Minority Condition. The Special Committee considered that the Offer is subject to the Majority of Minority Condition, which SAC has indicated in the Offer to Purchase it will not waive. By virtue of this condition, the holders of a majority of the outstanding shares of Common Stock other than those held by the Stapleton Group and the directors of the Company have the authority to decide, by choosing whether or not to tender their shares, whether the Offer should be completed.

Availability of Appraisal Rights. The Special Committee considered that stockholders who (a) do not tender their shares into the Offer and hold shares of the Common Stock at the effective time of the subsequent merger, (b) do not wish to accept the consideration provided for in that merger, (c) do not vote in favor of the Merger or consent thereto in writing and (d) comply with the procedures provided for in Section 262 of the DGCL, will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those shares as determined by the court. Those rights are summarized in the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Appraisal Rights.” Section 262 of the DGCL, which governs appraisal rights, is attached hereto as Annex C.

Other Terms of the Offer. The Special Committee considered the other terms of Offer and the Merger Agreement, which are described more fully in the section of the Offer to Purchase entitled “The Offer,” including that there are limited conditions precedent to the consummation of the Offer and the Merger and that there is no financing condition for the Offer or the Merger.

Potentially Negative Factors

Loss of Ability to Participate in the Future Growth of the Company. The Special Committee considered the fact that any stockholder who tenders its shares of Common Stock in the Offer or has its shares of Common Stock converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company, including any increases due to a general economic recovery or a continued recovery in the real estate industry. The Special Committee also considered that such stockholders also would receive the cash Offer Price and would not be exposed to the possibility of future declines in the price at which the shares of Common Stock trade.

Timing of the Offer. The Special Committee considered the fact that the Company’s principal properties are located in a market which has only begun to recover from a decline in the value of commercial real estate.  As a result, the profitability of the Company and the value of its assets might increase over the next several years.  The Special Committee also considered that the future performance and value of the Company cannot be determined, and the Company’s dependence on two commercial properties increases its vulnerability to factors which might adversely affect such properties such as local economic conditions, changes in zoning requirements or similar developments.

Risk the Offer May Not be Completed. The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that the Common Stock may not be purchased pursuant to the Offer. The Special Committee considered the risks and costs to the Company if the Offer was not consummated, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships. However, the Special Committee believes that the risk that the Offer may not be consummated for reasons other than the decisions of holders of shares of Common Stock as to whether to accept the Offer and tender their shares is low due to the limited conditions to the consummation of the Offer, including the lack of a financing condition.

Tax Treatment. The Special Committee was aware that the receipt of the Offer Price will generally be taxable to stockholders. For further details, see “The Tender Offer — Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” in the Offer to Purchase. The Special Committee believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

Other Factors

Conflicts of Interest. The Special Committee considered the conflicts of interest of the Company’s officer and directors, as described in Item 3 of this Schedule 14D-9.

Going Concern Valuation. The Special Committee considered, but did not give any significant weight to, the Company’s going concern value because the Special Committee believed that the value of the Company’s net assets was significantly greater than the value of the Company as a going concern.

Other Factors Not Considered

Net Book Value; Other Factors Not Considered. The Special Committee did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for the Company and its business.  The primary reason that the Special Committee believes that net book value does not present a meaningful valuation of the Company and its business is because the Company’s principal assets consist of real property which was acquired many years ago, and as a result, the book value of the Company’s real property is significantly lower than its market value. For example, as of June 30, 2010, the North Property, which was acquired in 1983, had a book net carrying value of $685,000 as compared to Duff & Phelps’ estimate of the North Property’s market value ranging from $16.1  to $19.0 million, and the South Property (as defined below), which was acquired in 1976, had a net book carrying value of $221,000 as compared to Duff & Phelps’ estimate of the South Property’s market value ranging from $3.7 to $4.7 million. The Special Committee noted that the Company’s net book value as of December 31, 2010, calculated by dividing stockholders’ equity by the number of shares of Common Stock outstanding on such date, was $0.78 per share of Common Stock.  Although the Special Committee did not consider net book value, it did consider Duff & Phelps’ analysis of the fair market value of the Company’s net assets. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such firm offers were made during the last two years to the knowledge of the Special Committee.

Procedural Fairness

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the procedural fairness of the Offer and the Merger and to permit the Special Committee to represent effectively the interests of the Company and the Unaffiliated Stockholders. These procedural safeguards include the following:

•	the Special Committee is solely comprised of directors who are independent of the Stapleton Group, and are not current or former employees or officers of the Company;

•
the Special Committee met numerous times following the initial announcement by SAC of its intention to commence a tender offer, and retained and received advice from its independent financial advisor, Duff & Phelps, and its independent legal counsel, Morrison & Foerster LLP;

•
the Special Committee’s arms’ length discussions, with the assistance of Duff & Phelps and counsel, with representatives of SAC regarding the valuation of the Common Stock, the Offer Price and other terms of the Offer and the Merger, as more fully described above in the section of this Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offer”;

•
the recognition by the Special Committee that it had no obligation to recommend the Offer or the Merger or any other transaction and could have rejected the Offer and the Merger in its sole discretion;

•	the Offer is subject to the Majority of the Minority Condition, which SAC has stated that it will not waive;

•
SAC has stated that, if the Offer is completed, it will, as soon as reasonably practicable, acquire all shares of Common Stock not purchased by SAC in the Offer by way of a merger of SAC with and into the Company, in which those shares of Common Stock will be converted into the right to receive the Offer Price, ensuring that the Common Stock does not become readily less marketable due to a decreased public float, or any delisting or deregistration of the Common Stock; and

•
stockholders who do not tender their shares of Common Stock pursuant to the Offer and who follow the prescribed procedure (as described below in the section of this Schedule 14D-9 entitled “Item 8. Additional Information–Appraisal Rights”) will have the right, voluntarily provided by SAC, to demand a judicial determination of the fair value of their shares under appraisal rights provisions of the DGCL.

The Special Committee was also aware of the actual conflict of interest of Mr. Craig R. Stapleton as well as the potential conflicts of the members of Company management who are expected to continue their employment with the Company after the completion of the Tender Offer and the Merger. The Special Committee believes that the process of using a special committee of directors without any significant relationships with the Stapleton Group (other than their status as directors of the Company) is a well established mechanism to manage this issue.

Given the procedural safeguards described above, the Special Committee did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Company’s Unaffiliated Stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The foregoing discussion of the information, reasons and factors that the Special Committee considered includes the material information, reasons and factors considered by the Special Committee, but is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information presented to and considered by the Special Committee. In addition, each member of the Special Committee may have given different weights to different factors. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

Opinion of Duff & Phelps, LLC

Pursuant to an engagement letter dated March 8, 2011, the Special Committee retained Duff & Phelps, LLC (“Duff & Phelps”) to act as its financial advisor in connection with the Offer.  The Special Committee retained Duff & Phelps based on Duff & Phelps’ qualifications, reputation, experience in the valuation of businesses and their securities, and its experience in valuing real estate and real estate related companies. Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged in providing financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations for a variety of financial reporting, regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

On April 6, 2011, Duff & Phelps delivered a written presentation to the Special Committee which summarized their valuation analysis and set forth, among other things, certain assumptions made, certain matters considered and certain limitations on the review undertaken.

On April 7, 2011, Duff & Phelps delivered its written opinion to the Special Committee that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $10.05 cash consideration (the “Consideration”) to be received by the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates, in the Transaction was fair from a financial point of view to the public stockholders of the Company, other than SAC, the Stapleton Group and its affiliates (without giving effect to any impact of the Transaction on any particular stockholder other than in its capacity as a stockholder).

The full text of Duff & Phelps’ written opinion, dated April 7, 2011, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated herein by reference.  The opinion expressed by Duff & Phelps was provided for the information and assistance of the Special Committee in connection with its consideration of the Offer, and such opinion does not constitute a recommendation as to any action that any stockholder of SonomaWest should take in connection with the Offer and is not a recommendation as to whether or not any stockholder should tender their shares in connection with the Offer or how any stockholder otherwise should act in connection with the Offer.  We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

THE DUFF & PHELPS WRITTEN OPINION AND WRITTEN PRESENTATION DO NOT ADDRESS SAC’S UNDERLYING BUSINESS DECISION TO EFFECT THE OFFER OR THE SPECIAL COMMITTEE’S UNDERLYING BUSINESS DECISION TO RECOMMEND THE OFFER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER THEY SHOULD TENDER THEIR SHARES.  DUFF & PHELPS WAS NOT ASKED TO, AND DID NOT, EXPRESS ANY OPINION AS TO:  (i) THE FAIRNESS OF ANY ASPECT OF THE OFFER OTHER THAN THE CONSIDERATION, (ii) THE TAX OR LEGAL CONSEQUENCES OF THE OFFER; OR (iii) THE REALIZABLE VALUE OF SONOMAWEST’S SHARES OR THE PRICES AT WHICH SONOMAWEST’S SHARES MAY TRADE.

The material set forth below summarizes the material financial and comparative analyses performed by Duff & Phelps, but does not purport to be a complete description of the financial analyses performed by Duff & Phelps or the data considered by it in connection with its opinion.  The preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances.  In arriving at its opinion, Duff & Phelps utilized a number of analytical methodologies.  Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths and weaknesses of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.  The conclusion reached by Duff & Phelps was based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. No one method of analysis should be regarded as critical to the overall conclusion.   Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

The basis and methodology for Duff & Phelps’ opinion were designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of SonomaWest’s credit worthiness or otherwise as legal, tax or accounting advice.  Duff & Phelps was not requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of SonomaWest or any alternatives to the Transaction, or advise the Special Committee or any other party with respect to alternatives to the Transaction.  The opinion did not address the fairness of the Transaction to any specific stakeholder of SonomaWest, or the fairness of the contemplated procedures for effectuating the Transaction.  In addition, Duff & Phelps did not express any opinion as to the market price or value of the Common Stock after any announcement concerning the Transaction or the consummation of the Transaction or the amount, nature or fairness of any compensation to be received by any of SonomaWest’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the public stockholders of SonomaWest in the Transaction.  Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances.  Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.  Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

1.	Discussed the operations, financial condition and future prospects of the Company and the Transaction with Company management, members of the Special Committee and certain consultants to the Company;

2.	Reviewed the Tender Offer Statement on Schedule TO of SAC and the Schedule 13E-3 Transaction Statement of the members of the Stapleton Group dated April 1, 2011;

3.	Reviewed certain publicly available financial statements and other business and financial information of the Company;

4.
Reviewed certain internal financial statements and other financial and operating data concerning the Company, including those which the Company has identified as being the most current financial statements available;

5.	Reviewed the estimated revenues and wind down expenses prepared by Company management and its advisors;

6.	Performed site visits to the Company’s two properties (the “Subject Properties”), listed below:

a.	2064 Gravenstein Highway North, Sebastopol, CA

b.	1291, 1293, 1365, and 1382 Gravenstein Highway South, Sebastopol, CA

7.	Reviewed the following documents related to the Subject Properties:

a.	Tenant lists/rent rolls by building, dated as of March 8, 2011;

b.	Operating history on a per property basis for fiscal years 2008 – 2010 and year-to-date operating history through February 28, 2011;

c.	Operating budget on a per-property basis for the 2011 fiscal year;

d.	Historical capital expenses for fiscal years 2006 – 2010 and fiscal 2011 budget;

8.	Analyzed selected real estate sale transaction data provided by CoStar Group, Inc. (“CoStar”) and public records supporting these transactions;

9.	Analyzed selected lease and asking rents provided by CoStar;

10.	Reviewed industry publications regarding market conditions, capitalization rates and discount rates;

11.	Reviewed the historical trading price and trading volume of the Common Stock; and

12.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

No limits were placed on Duff & Phelps by SonomaWest or the Special Committee in terms of the information to which it had access or the matters it could consider.

In performing its analyses and rendering its opinion with respect to the Transaction, Duff & Phelps, with the consent of the Special Committee:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.
Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Transaction;

5.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

6.
Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

7.
Assumed that all of the conditions required to implement the Transaction will be satisfied and that the Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

8.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

In Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.  To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion effective as of April 7, 2011.  Duff & Phelps’ opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of that date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after April 7, 2011.  In the event of any such change prior to the completion of the Transaction, Duff & Phelps reserves the right to change, modify or withdraw its opinion.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the public stockholders of the Company in the Transaction, or with respect to the fairness of any such compensation.

Duff & Phelps’ opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’s express consent in each instance. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transaction; (iii) is not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction; and (iv) does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Transaction is within a range suggested by certain financial analyses.  The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based.  As a result, Duff & Phelps’ opinion was only one of many factors taken into consideration by the Special Committee in making its determination with respect to the Transaction.  Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.  Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

Valuation Analysis

Due to the nature of SonomaWest’s business, the relatively small amount of earnings and cash flow in comparison to the Company’s asset base, and the lack of comparable public companies, Duff & Phelps determined that certain common valuation methodologies, including a comparable public company analysis and comparable sale transaction analysis (which methodologies are generally considered to result in indications of going concern value), were not useful.  Accordingly, as described below, Duff & Phelps’ opinion relied on (i) an analysis of SonomaWest’s net asset value; (ii) a review of the historical trading price of SonomaWest’s common stock over the past twelve months, and (iii) a premium analysis in which they reviewed the transaction premiums paid over market price in going private transactions.  Duff & Phelps also took into account its experience in valuing real estate and real estate related companies.

Net Asset Value Analysis. Duff & Phelps performed a hypothetical analysis to determine the estimated net proceeds that would be received by the SonomaWest stockholders if the Company were to sell off its real estate holdings over a one-year period, wind down its business, pay all liabilities and distribute the net proceeds to the stockholders.  To perform this analysis, Duff & Phelps analyzed the estimated fair market value of SonomaWest’s assets and liabilities to determine SonomaWest’s net asset value, along with estimates of certain wind-down costs.  Assets, such as deferred income taxes that result from timing differences between book depreciation and tax depreciation, were assumed to have no net realizable value.  SonomaWest’s real estate holdings were adjusted to reflect an estimate of the net proceeds that would be received if the assets were to be sold over a 12-month period.  All liabilities were assumed to be satisfied in full.

This hypothetical analysis assumed it would take approximately five quarters to complete the wind down of the business and distribution of net assets; therefore, the Company’s cash flows for that period of time are also included in the analysis.  Cash flows for the wind-down period were estimated by Company management and their consultants and include rental income on the properties, net of expenses such as salaries, severance pay, accounting and legal fees, insurance, and debt servicing costs.  The aggregate net cash outflows for the 15-month period, based on assumptions provided by Company management, ranges from $587,000 to $605,000.   The range in cash outflows is a result of a certain severance agreement with terms that vary based on the value of the properties when sold.  Below is an exhibit summarizing Duff & Phelps net asset value indications:

Estimated Net Value to Shareholders - Low End of Range			Estimated Net Value to Shareholders - High End of Range
($ in thousands)			($ in thousands)
		Estimated			Estimated
	2/28/2011	Realizable		2/28/2011	Realizable
ASSETS	Balance Sheet	Value (1)	ASSETS	Balance Sheet	Value (1)

Cash and cash equivalents	$2,778	$2,778	Cash and cash equivalents	$2,778	$2,778
Accounts receivable, net	29	29	Accounts receivable, net	29	29
Prepaid income taxes	154	154	Prepaid income taxes	154	154
Prepaid expenses and other assets	31	31	Prepaid expenses and other assets	31	31
Deferred income taxes, net	60	0	Deferred income taxes, net	60	0

Total current assets	3,053	$2,992	Total current assets	3,053	$2,992

Real estate and other fixed assets	818	12,031	Real estate and other fixed assets (see adjacent schedule)	818	14,291
Deferred income taxes, net	290	0	Deferred income taxes, net	290	0
Prepaid commissions and other assets	95	38	Prepaid commissions and other assets	95	38

Total assets	4,256	15,061	Total assets	4,256	17,321

LIABILITIES AND SHAREHOLDERS' EQUITY			LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable	124	124	Accounts payable	124	124
Accrued payroll and related liabilities	31	31	Accrued payroll and related liabilities	31	31
Current note payable	250	250	Current note payable	250	250
Income taxes payable	178	178	Income taxes payable	178	178
Accrued expenses	33	33	Accrued expenses	33	33
Unearned rents	33	33	Unearned rents	33	33
Deferred income taxes, net	34	34	Deferred income taxes, net	34	34

Total Current Liabilities	683	683	Total Current Liabilities	683	683

LONG TERM LIABILITIES:			LONG TERM LIABILITIES:
Tenant deposits	326	326	Tenant deposits	326	326
Note payable (2)	2,208	2,124	Note payable (2)	2,208	2,124

Total Liabilities	3,218	3,134	Total Liabilities	3,218	3,134

Cash Flow - 1-Yr Sale Process (3)		(587)	Cash Flow - 1-Yr Sale Process (3)		(605)

Estimated Net Asset Value		$11,340	Estimated Net Asset Value		$13,583

(1) Per discussions with Company management and Duff & Phelps valuation of the Subject Properties.
(2) Note payable reflects principal payments through March 31, 2012.
(3) Net cash flows required to wind down the business including severance, insurance, and legal expenses.

Source: Balance sheet information as of February 28, 2011 based on internal unaudited financial statements provided by Company management.

Real Estate Holdings:  North Property and South Property

The estimated market values of the properties were determined using the sales comparison approach and the income capitalization approach.

The sales comparison approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.  In conducting the sales comparison approach, Duff & Phelps gathered data on reasonably substitutable properties and made adjustments for transactional and property characteristics. The resulting adjusted prices led to an estimate of the price one might expect to realize upon sale of the property. The sales comparison approach, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses.  The range of valuation indications resulting from any particular technique, including the sales comparison approach, should not be taken in isolation to be Duff & Phelps’s view of the valuation of SomonaWest’s real estate holdings.

The income capitalization approach consists of methods, techniques, and mathematical procedures to analyze a property’s capacity to generate monetary benefits (i.e., income and reversion) and convert these benefits into an indication of present value.  The present value of these benefits is an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive these benefits as of the valuation date. There are two primary methods for converting monetary benefits into present value:  1) discounted cash flow, and 2) direct capitalization.

The present value of the income stream and the present value of the reversion are added together to obtain a value indication.  A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset.  “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. The discounted cash flow analysis focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These future cash flows are estimated and then discounted to their present value.

Direct capitalization uses a single year's stabilized net operating income as a basis for a value indication.  It converts estimated stabilized annual net operating income to a value indication by dividing the income by a capitalization rate.  The rate selected includes a provision for recapture of the investment and should reflect all factors that influence the value of the property.

North Property

In its analysis of the North Property, Duff & Phelps utilized the income capitalization approach and sales comparison approach to estimate a reasonable range of fair market value of the property.  The income capitalization approach was performed using the discounted cash flow method and the direct capitalization method.  Based on Duff & Phelps’ research, including industry surveys and an analysis of implied capitalization rates for selected sales of industrial properties (see schedule below), as well as its professional judgment, Duff & Phelps made the following assumptions with regards to the income capitalization approach:  annual contract rent growth of 3.00% per year; annual market rent growth of 3.00% per year; an overall capitalization rate of 8.25%; a terminal capitalization rate of 8.50%; and a discount rate range of 9.00% to 10.00%.  The resulting estimated value range utilizing the discounted cash flow analysis was $16,600,000 to $17,900,000.  The resulting estimated value point utilizing the direct capitalization approach was $17,900,000.

Industry Surveys - Capitalization Rates
			Minimum	Maximum	Average	Spread to Terminal
Pwc Real Estate Investor Survey	4th Qtr 2010	National Warehouse	6.00%	12.00%	7.98%	0.31%
Real Estate Research Corporation	4th Qtr 2010	Warehouse - West Region, Second Tier	7.00%	10.00%	8.40%	0.50%
				Average	8.19%	0.41%

Industry Surveys - Terminal Rates
			Minimum	Maximum	Average	Spread to OAR
Pwc Real Estate Investor Survey	4th Qtr 2010	National Warehouse	7.00%	12.00%	8.29%	0.31%
Real Estate Research Corporation	4th Qtr 2010	Warehouse - West Region, Second Tier	7.00%	11.00%	8.90%	0.50%
				Average	8.60%	0.41%

Industry Surveys - Discount Rates
			Minimum	Maximum	Average	Spread to OAR
Pwc Real Estate Investor Survey	4th Qtr 2010	National Warehouse	6.80%	12.50%	9.05%	1.07%
Real Estate Research Corporation	4th Qtr 2010	Warehouse - West Region, Second Tier	7.00%	12.50%	10.10%	1.70%
				Average	9.58%	1.39%

Industrial Sales Cap Rates
Comparable	City, State	Price	Size/GLA sold	Date	OAR
Plaza Commerce Center, 30069-30083 & 30085-30099 Ahern Ave	Union City, CA	$6,300,000	86,271	Dec-10	7.20%
Napa Airport Centre, 770 Skyway Ct	Napa, CA	$7,575,000	101,200	Dec-10	7.52%
Napa Airport Centre, 621 Airpark Rd (7 Properties)	Napa, CA	$30,000,000	230,390	Jan-11	8.30%
33200-33220 Lewis Ave, 33200-33220 Lewis Ave	Union City, CA	$6,200,000	98,500	Dec-10	6.50%
Pinole Point/ Bayside Business Park, 48350 Fremont Blvd (4 Properties)	Fremont, CA	$60,000,000	720,450	Sep-10	6.50%
FedEx Ground, 500 Caletti Ave	Windsor, CA	$12,500,000	64,689	Aug-10	8.35%
Average					7.40%
Adjusted Average, based on Δ in economic conditions from sale dates					7.33%

The sales comparison approach was performed utilizing five completed transactions and two current listings, with adjustments for transactional and property characteristics (see schedule below).  No property considered in this analysis is identical to the North Property.  Based on the range of adjusted per square foot values indicated by the selected transactions, as well as its own specific analysis of the North Property characteristics, Duff & Phelps estimated that a reasonable range of risk-adjusted value for the North Property was $55 per square foot to $65 per square foot.  Multiplying the North Property’s 292,414 square footage by the $55 to $65 estimated range resulted in value indications of approximately $16,100,000 to $19,000,000 for the North Property.

Sales Comparison Grid & Adjustments
North Property

	SUBJECT	COMPARABLE NO. 1		COMPARABLE NO. 2		COMPARABLE NO. 3		COMPARABLE NO. 4		COMPARABLE NO. 5		COMPARABLE NO. 6		COMPARABLE NO. 7
Property Name	North Property	Alvarado Business		Plaza Commerce		Napa Airport Centre		33200-33220 Lewis		Baypointe Centre		Todd Road Buildings		1331 Commerce St
		Center		Center				Ave
Location	2064 Gravenstein Highway N	2975 Volpey Way		30069-30083 &		770 Skyway Ct		33200-33220 Lewis		7411 Central Ave		120, 140, 150, 170,		1331 Commerce St
				30085-30099 Ahern				Ave				180 Todd Rd
City, State	Sebastopol, California	Union City, CA		Union City, CA		Napa, CA		Union City, CA		Newark, CA		Santa Rosa, CA		Petaluma, CA
Sale Price	----	$4,300,000		$6,300,000		$7,575,000		$6,200,000		$9,100,000		$13,000,000		$4,200,000
Sales Price per Sq. Ft.	----	$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Occupancy	87%	0%		85%		100%		100%		0%		87%		0%
Overall Capitalization Rate	----	N/A		7.20%		7.52%		6.50%		N/A		N/A		N/A

Adjustments
Property Rights Conveyed	Leased Fee	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Financing Terms	Market	Market	=	Market	=	Market	=	Market	=	Market	=	Market	=	Market	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Conditions of Sale	Normal	None	=	None	=	None	=	None	=	None	=	None	=	None	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Expenditures Made After Sale	Normal	None	=	None	=	None	=	None	=	None	=	None	=	None	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Market Conditions	Mar-11	Feb-11	=	Dec-10	=	Dec-10	=	Dec-10	=	Oct-10	=	Listing	-	Listing	-
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$75.32		$46.67

Location/Physical Adjustments
Location	Average	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=
Access/Visibility	Average	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=	Superior	-	Similar	=
Size	292,414	60,080	-	86,271	-	101,200	-	98,500	-	143,086	-	138,070	-	72,000	-
Year Built/Condition	1900 - 1978/Average	1982 / Similar	=	1986 / Superior	-	2000 / Superior	-	2000 / Superior	-	1997 / Superior	-	1965 / Similar	=	1981 / Similar	=
Land-to-building ratio (excl water treatment)	4.47	2.10	=	5.29	=	2.32	=	2.65	=	2.43	=	18.22	-	2.49	=
Clear Height	15' - 28'	24'0"	=	15'0"-17'0"	=	26'5"	=	24'0"	=	24'0"	=	16' - 36'	=	N/A	=
Percent Office	0.20%	4.33%	-	N/A	=	6.92%	-	6.60%	-	12.58%	-	2.32%	=	15.09%	-
Occupancy & Additional Income	Stabilized Occ & Yard Income	Inferior	+	Inferior	+	Inferior	+	Inferior	+	Inferior	+	Inferior	+	Inferior	+
Total Location/Physical Adjustments			=		-		-		-		-		-		-

Adjusted Price/Sq. Ft.:		$71.57		$69.37		$59.88		$50.36		$54.06		$52.73		$42.00

Compiled by Duff & Phelps

South Property

In its analysis of the South Property, Duff & Phelps utilized the income capitalization approach and sales comparison approach to estimate a reasonable range for the fair market value of the property.  The income capitalization approach was performed using the discounted cash flow method and the direct capitalization method.  Based on Duff & Phelps research, including industry surveys and an analysis of implied capitalization rates for selected sales of industrial properties (see schedule on page 23), as well as its professional judgment, Duff & Phelps made the following assumptions with regards to the income capitalization approach:  annual contract rent growth of 3.00% per year; annual market rent growth of 3.00% per year; an overall capitalization rate of 8.25%; a terminal capitalization rate of 8.50%; and a discount rate range of 9.00% to 10.00%.  The resulting estimated value range utilizing the discounted cash flow analysis was $3,400,000 to $3,700,000.  The resulting estimated value point utilizing the direct capitalization approach was $3,000,000.

The sales comparison approach was performed utilizing five completed transactions and two current listings, with adjustments for transactional and property characteristics (see schedule below).  No property considered in this analysis is identical to the South Property.  Based on the range of adjusted per square foot values indicated by the selected transactions, as well as its own specific analysis of the South Property characteristics, Duff & Phelps estimated that a reasonable range of the risk-adjusted value for the South Property was $42 per square foot to $47 per square foot.  Multiplying the South Property’s 85,882 square footage by the $42 to $47 estimated range resulted in value indications of approximately $3,600,000 to $4,000,000 for the South Property.

Sales Comparison Grid & Adjustments
South Property

	SUBJECT	COMPARABLE NO. 1		COMPARABLE NO. 2		COMPARABLE NO. 3		COMPARABLE NO. 4		COMPARABLE NO. 5		COMPARABLE NO. 6		COMPARABLE NO. 7
Property Name	South Property	Alvarado Business		Plaza Commerce Center		Napa Airport Centre		33200-33220 Lewis Ave		Baypointe Centre		Todd Road Buildings		1331 Commerce St
		Center
Location	1291, 1293, 1365, 1382	2975 Volpey Way		30069-30083 & 30085-		770 Skyway Ct		33200-33220 Lewis Ave		7411 Central Ave		120, 140, 150, 170, 180		1331 Commerce St
	Gravenstein Highway S			30099 Ahern Ave								Todd Rd
City, State	Sebastopol, California	Union City, CA		Union City, CA		Napa, CA		Union City, CA		Newark, CA		Santa Rosa, CA		Petaluma, CA
Sale Price	----	$4,300,000		$6,300,000		$7,575,000		$6,200,000		$9,100,000		$13,000,000		$4,200,000
Sales Price per Sq. Ft.	----	$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Occupancy	84%	0%		85%		100%		100%		0%		87%		0%
Overall Capitalization Rate	----	N/A		7.20%		7.52%		6.50%		N/A		N/A		N/A

Adjustments
Property Rights Conveyed	Leased Fee	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=	Leased Fee	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Financing Terms	Market	Market	=	Market	=	Market	=	Market	=	Market	=	Market	=	Market	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Conditions of Sale	Normal	None	=	None	=	None	=	None	=	None	=	None	=	None	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Expenditures Made After Sale	Normal	None	=	None	=	None	=	None	=	None	=	None	=	None	=
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$94.16		$58.33
Market Conditions	Mar-11	Feb-11	=	Dec-10	=	Dec-10	=	Dec-10	=	Oct-10	=	Listing	-	Listing	-
Adjusted Unit Sales Price		$71.57		$73.03		$74.85		$62.94		$63.60		$75.32		$46.67

Location/Physical Adjustments
Location	Average	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=	Similar	=
Access/Visibility	Fair	Superior	-	Superior	-	Superior	-	Superior	-	Superior	-	Superior	-	Superior	-
Size	85,882	60,080	=	86,271	=	101,200	=	98,500	=	143,086	=	138,070	=	72,000	=
Year Built/Condition	1940-1950/Fair	1982 / Superior	-	1986 / Superior	-	2000 / Superior	-	2000 / Superior	-	1997 / Superior	-	1965 / Superior	-	1981 / Superior	-
Land-to-building ratio (excl water treatment)	2.61	2.10	=	5.29	=	2.32	=	2.65	=	2.43	=	18.22	-	2.49	=
Clear Height	15' - 30'	24'0"	=	15'0"-17'0"	=	26'5"	=	24'0"	=	24'0"	=	16' - 36'	=	N/A	=
Percent Office	2.18%	4.33%	=	N/A	=	6.92%	-	6.60%	-	12.58%	-	2.32%	=	15.09%	-
Occupancy & Additional Income	Current Occ & Yard Income	Inferior	+	Inferior	+	Inferior	+	Inferior	+	Inferior	+	Inferior	+	Inferior	+
Total Location/Physical Adjustments			-		-		-		-		-		-		-

Adjusted Price/Sq. Ft.:		$53.68		$51.12		$41.17		$34.62		$34.98		$45.19		$30.33

Compiled by Duff & Phelps

Based on discussions with SonomaWest management, it was determined that approximately 2 acres of land on the South Property would be considered excess land.  The sales comparison approach was utilized to value the excess land.  Duff & Phelps selected four comparable transactions and made adjustments for transactional and property characteristics (see exhibit below).  Duff & Phelps estimated that the risk adjusted value per square foot derived from the selected transactions was approximately $8.50 per square foot.  Multiplying the 87,120 square footage of the excess land by $8.50 per square foot resulted in a value indication of approximately $740,000.  Due to the fact that the excess land parcel is not connected to the city or county water and sewer lines, an estimated $40,000 was deducted from the excess land value to bring pipe and sewer connections to the site. This resulted in a value indication of approximately $700,000 for the excess land.

Land Sales Comparison Grid & Adjustments
South Property

	SUBJECT	COMPARABLE NO. 1		COMPARABLE NO. 2		COMPARABLE NO. 3		COMPARABLE NO. 4
Location	1291, 1293, 1365, 1382 Gravenstein	271 Cresco Ct		364 Bellevue Ave		900 Mitchell Ln		2371 Circadian Way
	Highway S
City, State	Sebastopol, California	Santa Rosa, CA		Santa Rosa, CA		Windsor, CA		Santa Rosa, CA
Sale Price	----	$2,100,000		$1,163,000		$1,650,000		$827,000
Sales Price per Sq. Ft.	----	$8.05		$9.50		$11.66		$9.49
Adjustments
Property Rights Conveyed	Fee Simple	Fee Simple	=	Fee Simple	=	Fee Simple	=	Fee Simple	=
Adjusted Unit Sales Price		$8.05		$9.50		$11.66		$9.49
Financing Terms	Market	Market	=	Market	=	Market	=	Market	=
Adjusted Unit Sales Price		$8.05		$9.50		$11.66		$9.49
Conditions of Sale	Normal	None	=	None	=	None	=	None	=
Adjusted Unit Sales Price		$8.05		$9.50		$11.66		$9.49
Market Conditions	Mar-11	May-10	=	Mar-09	+	Feb-09	+	Listing	-
Adjusted Unit Sales Price		$8.05		$10.45		$12.82		$8.07
Location/Physical Adjustments
Location	Average	Superior	-	Superior	-	Similar	=	Superior	-
Access/Visibility	Average	Similar	=	Similar	=	Similar	=	Similar	=
Size	87,120	260,924	+	122,403	-	141,570	-	87,120	=
Shape/Topography	Irregular, Gently Sloping	Similar	=	Similar	=	Similar	=	Similar	=
Utilities to Site	All to site*	All to site	=	All to site	=	All to site	=	All to site	=
Zoning/Intended Use	M1, Industrial	M3, Limited Rural Industrial	=	M1, Limited Urban Industrial	=	LI, Light Industrial/Industrial	=	BP, Industrial Business	=
		District/Industrial		District/Hold for Industrial				Park/Industrial
Total Location/Physical Adjustments			-		-		-		-
Adjusted Price/Sq. Ft.:		$7.65		$8.36		$11.54		$6.86

Compiled by Duff & Phelps

The table below summarizes the indicated ranges of estimated value of the North Property and South Property as determined by Duff & Phelps.

North Property Valuation Summary

Sales Comparison Approach	$16,100,000	-	$19,000,000
Income Capitalization Approach	16,600,000	-	17,900,000

Indicated Market Value Range	$16,100,000	-	$19,000,000

South Valuation Summary

Excess Land Value	$700,000	-	$700,000

Sales Comparison Approach (1)	3,600,000	-	4,000,000
Income Capitalization Approach (1)	3,000,000	-	3,700,000

Indicated Market Value Range	$3,700,000	-	$4,700,000

(1) Exclusive of excess land value.

The estimated real estate values determined by Duff & Phelps were then adjusted to account for taxes that would be paid upon the sale of the property, estimated closing costs of 1.75%, and estimated legal costs related to the sale of the properties, which estimates were provided by Company management.  The resulting estimated net proceeds for the sale of the real estate ranged from $12,031,000 to $14,291,000. See schedule below:

Estimated Value of Subject Properties, Net of Taxes - Low End of Range		Estimated Value of Subject Properties, Net of Taxes - High End of Range
($ in thousands)		($ in thousands)

FMV North Property	$16,100	FMV North Property	$19,000
FMV South Property	3,700	FMV South Property	4,700
Total Transaction Price	19,800	Total Transaction Price	23,700
Taxes		Taxes
Basis (1)	1,547	Basis (1)	1,547
Taxable Gains	18,253	Taxable Gains	22,153
Taxes on Gains @ 40.0% (2)	7,301	Taxes on Gains @ 40.0% (2)	8,861
County Taxes ($1.10 per $1,000)	22	County Taxes ($1.10 per $1,000)	26
City Taxes ($2.00 per $1,000)	40	City Taxes ($2.00 per $1,000)	47
Total Taxes Paid	7,363	Total Taxes Paid	8,935
Closing Costs		Closing Costs
North Property @ 1.75%	282	North Property @ 1.75%	333
South Property @ 1.75%	65	South Property @ 1.75%	82
Total Closing Costs	347	Total Closing Costs	415
Estimated Legal Expenses Related to Sale of the Properties	60	Estimated Legal Expenses Related to Sale of the Properties	60
Estimated Real Estate Proceeds Net of Taxes and Closing Costs	$12,031	Estimated Real Estate Proceeds Net of Taxes and Closing Costs	$14,291

(1) Per Company management
(2) Tax rate estimated based on discussions with Company management

Historical Stock Trading and Premium Analysis

Historical Stock Trading Analysis.  Duff & Phelps reviewed the historical trading prices and volume of SonomaWest’s Common Stock over the twelve months ended April 1, 2011.  In particular, Duff & Phelps observed that SonomaWest’s Common Stock has limited liquidity, with sporadic trading activity.

Premium Analysis.  Based on the limited public float and liquidity in SonomaWest’s Common Stock, the absence of analyst coverage, and the lack of institutional investor support, Duff & Phelps observed that SonomaWest’s market price may not necessarily reflect the underlying intrinsic value of SonomaWest.  Therefore, the premium implied by the Consideration, relative to SonomaWest’s publicly traded Common Stock price, may not be comparable to premiums offered for public companies with larger market capitalizations and more liquidity in their stock. Nonetheless, Duff & Phelps assessed the premium implied by the Consideration relative to the public trading price of SonomaWest Common Stock and the size of that premium relative to premiums paid in the overall public company M&A market, public-to-private transactions and transactions involving majority shareholder purchases of the remaining shares outstanding in going-private transactions. Duff & Phelps observed the following:

•
The median premiums paid (excluding discounts) in public-to-private transactions for public companies, most of which had larger market capitalizations and more liquidity in their stock, between March 2007 and March 2011 (reflecting 556 transactions) was 26.8% measured one day before announcement, 28.0% measured one week prior to announcement, and 30.8% measured four weeks prior to announcement.

•
The median premiums paid (excluding discounts) in public-to-private transactions for public companies, most of which had larger market capitalizations and more liquidity in their stock, where the majority shareholder purchased all of the remaining shares outstanding between March 2007 and March 2011 (reflecting 76 transactions) was 25.4% measured one day before announcement, 26.9% measured one week prior to announcement, and 29.1% measured four weeks prior to announcement.

•
Duff & Phelps’ analysis indicated that the premium represented by the Consideration, relative to the SonomaWest closing Common Stock prices one day, one week, and four weeks prior to the date of the February 18, 2011 initial announcement of a tender offer, was 54.6%, 60.8%, and 67.5%, respectively, compares favorably to the premiums observed in the public company mergers and acquisitions market.

Premiums Paid Analysis - Going Private Transactions
Transactions announced, closed, or effective from March 2007 - March 2011

	Majority Shareholder Purchases Remaining Outstanding Shares			Public-to-Private Transactions

	One-Day Prior to	One-Week Prior to	One-Month Prior to	One-Day Prior to	One-Week Prior to	One-Month Prior to
	Announcement Date	Announcement Date	Announcement Date	Announcement Date	Announcement Date	Announcement Date

Overall Median	25.4%	26.9%	29.1%	26.8%	28.0%	30.8%

Overall Mean	38.4%	39.2%	52.7%	43.0%	44.9%	59.2%

Sonoma West Implied $10.05 Offer Premium	54.6%	60.8%	67.5%	54.6%	60.8%	67.5%

Note: Excludes negative premiums

Source: Capital IQ

Valuation Analysis Conclusions. Duff & Phelps’ valuation analysis, as summarized above, resulted in indications of SonomaWest’s total equity value ranging from approximately $11.3 million to $13.6 million.  After deducting the value of the company’s stock options, Duff & Phelps concluded upon a range of common equity value for SonomaWest of approximately $11.3 million to $13.5 million, as compared with the total common equity value of approximately $12.6 million implied by the Consideration.  Based on 1,251,367 outstanding shares of Common Stock, Duff & Phelps’ analysis implied a range of values from $9.03 per share to $10.80 per share, as compared with the Consideration of $10.05 per share.  Duff & Phelps observed that its analysis supported a determination of fairness from a financial point of view.

Other

The issuance of Duff & Phelps’s opinion was approved by its fairness opinion review committee.

Duff & Phelps is a nationally recognized financial advisory and investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, ESOP and ERISA matters, corporate planning, and other purposes. Prior to its engagement in connection with the Transaction, Duff & Phelps has not provided advisory services to SonomaWest.  Duff & Phelps has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation contemplated.

The Company’s engagement letter with Duff & Phelps provides that Duff & Phelps is entitled to receive customary fees for its services, and that a portion of such fees is payable upon Duff & Phelps informing the Special Committee that it is prepared to deliver its opinion.  The Company has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to the Special Committee.

Fees and Expenses

Pursuant to a letter agreement dated March 8, 2011, the Company paid Duff & Phelps a cash retainer fee of $62,500. The Company also agreed to pay Duff & Phelps a cash fee of $62,500 upon notification from Duff & Phelps that it was prepared to deliver a fairness opinion, and cash fees based upon Duff & Phelps’ standard hourly rates for certain additional services that Duff & Phelps might be called upon to perform. As of the date hereof, Duff & Phelps had not performed and has not been paid for any such additional services. The Company also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Duff & Phelps, its affiliates, and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff & Phelps’ engagement.

(c)  Intent to Tender. To the Special Committee’s knowledge after reasonable inquiry, all of SonomaWest’s non-employee directors currently intend to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer.  The Company’s sole executive officer is a member of the Stapleton Group and is excluded from participating in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Special Committee retained Duff & Phelps pursuant to a letter agreement, dated March 8, 2011. This letter agreement, including the compensation to be paid to Duff & Phelps, is summarized in the section of Item 4(b), above, entitled “Opinion of Duff & Phelps—Fees and Expenses,” and is incorporated herein by reference.

The Special Committee also retained Morrison & Foerster LLP to act as legal advisor to the Special Committee, in connection with the Offer.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Expenses

Whether or not the Offer is consummated, the Company will incur its own fees and expenses (including the compensation and expenses paid to members of the Special Committee, and the Special Committee’s legal and financial advisors). The Company will not pay any of the fees and expenses to be incurred by SAC.

The following table presents the current estimate of total fees and expenses incurred by the Company (including the Special Committee) in connection with the Offer.
Description	Amount Paid or to be Paid
Special Committee member fees	$72,000
Independent financial advisor fees	$125,000
Legal fees and expenses	$100,000
Miscellaneous expenses (including printing and mailing expenses and the out-of-pocket expenses of Special Committee members and the independent financial advisor)	$50,000
Total	$347,000

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days by the Company, or to the best of the Special Committee’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Except as set forth in the Schedule 14D-9, to the best of the Special Committee’s knowledge, none of SonomaWest, its executive officers, directors or affiliates (other than the Stapleton Group) have made any public recommendation with respect to the Offer. Each member of the Special Committee has informed the Board that he intends to tender in the Offer all shares of Common Stock owned by him.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy of the Company, or indebtedness or capitalization of the Company.

Other than as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, (i) stockholders of the Company who have not properly tendered in the Offer or who tender their Shares in the Offer but their Shares are not accepted for purchase, (ii) do not vote for adoption of the Merger Agreement or consent thereto in writing and (iii) who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to obtain appraisal rights in which the Delaware Court of Chancery would determine the “fair value” of their Shares in accordance with Section 262 of the DGCL.  Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected.  If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than twenty days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the Effective Time, the surviving corporation in the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is not required to be submitted for approval at a meeting of the Company’s stockholders (which would be the case if the Merger is able to be consummated through a short-form procedure or if written consent to the Merger is received from holders of a sufficient number of shares of Common Stock), the surviving corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER AND WHOSE SHARES ARE PURCHASED IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO AND WILL RECEIVE THE OFFER PRICE.

Delaware Anti-Takeover Laws

SonomaWest is incorporated under the laws of the State of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the board of directors of the corporation approves the business combination prior to the time the person becomes an interested stockholder. Because Section 203 provides that the foregoing restrictions will not apply if a corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203, and because SonomaWest’s certificate of incorporation contains such a provision, we do not believe that Section 203 would prevent SAC from consummating the offer or the merger.

Regulatory Approvals

The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 14. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Provision for Unaffiliated Stockholders

The Company has not made any provisions for Unaffiliated Stockholders to access the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

Availability of Documents

The opinion of Duff & Phelps and its written presentation to the Special Committee are available for inspection and copying at the Company’s principal executive offices during normal business hours by any interested stockholder or representative that has been designated in writing by an interested stockholder. In addition, upon written request by any interested stockholder or representative that has been designated in writing by an interested stockholder, the Company will, at such stockholder’s expense, send such requesting party a copy of Duff & Phelps’ opinion and its written presentation to the Special Committee.

Forward Looking Statements

This Schedule 14D-9 may contain or incorporate by reference certain “forward looking statements” that involve risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words “believe,” “continue,” “expect,” “target,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “potential,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “will continue to be,” “would,” “should,” “could,” or “may”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: uncertainties as to the consummation of, or timing of consummation of, the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Common Stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; any disruptive effects of the Offer and the Merger on the ability of the Company to maintain relationships with employees, customers, distributors, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and actual or contingent liabilities. Additional information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the SEC including its Annual Report on Form 10-K for the year ended June 30, 2010 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010 and December 31, 2010, as well as the tender offer documents filed by SAC on April 1, 2011 and April 15, 2011. Consider these factors carefully in evaluating the forward-looking statements. Except as otherwise required by federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

Item 9.	Material to be Filed as Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC on April 1, 2011 and Amendment No. 1 thereto filed with the SEC on April 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees” (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(F)	Form of Summary Advertisement published in Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(1)(G)	Press release, dated April 1, 2011, issued by SAC (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(a)(2)(B)	Press release, dated February 24, 2011, issued by SonomaWest (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(e)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed with the SEC on February 18, 2011).

(e)(2)
Consulting Agreement effective as of July 1, 2010 between SonomaWest Holdings, Inc. and Bugatto Investment Company (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC on September 28, 2010).

(e)(3)
Consulting Agreement, dated January 1, 2011, between SonomaWest Holdings, Inc. and Rocky Mountain Trust, LLC (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company with the SEC on April 15, 2011).

(e)(4)
Articles of Incorporation of SonomaWest Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 filed with the SEC on February 14, 2005).

(e)(5)
Bylaws of SonomaWest, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 filed with the SEC on February 14, 2005).

(e)(6)
Form of Indemnification Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2006).

(e)(7)
SonomaWest Holdings, Inc. Second Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed with the SEC on September 29, 2008).

(e)(8)	1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-84295) filed with the SEC on August 2, 1999).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

SonomaWest Holdings, Inc.

By:	/s/ David J. Bugatto
Name: David J. Bugatto
Title: Member, Special Committee of the Board of Directors

By:	/s/ Robert W.C. Davies
Name: Robert W.C. Davies
Title: Member, Special Committee of the Board of Directors

By:	/s/ David A. Janke
Name: David A. Janke
Title: Member, Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC on April 1, 2011 and Amendment No. 1 thereto filed with the SEC on April 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees” (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(F)	Form of Summary Advertisement published in Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(1)(G)	Press release, dated April 1, 2011, issued by SAC (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(a)(2)(B)	Press release, dated February 24, 2011, issued by SonomaWest (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(e)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A with the SEC on February 18, 2011).

(e)(2)
Consulting Agreement effective as of July 1, 2010 between SonomaWest Holdings, Inc. and Bugatto Investment Company (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC on September 28, 2010).

(e)(3)
Consulting Agreement, dated January 1, 2011, between SonomaWest Holdings, Inc. and Rocky Mountain Trust, LLC (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company with the SEC on April 15, 2011).

(e)(4)
Articles of Incorporation of SonomaWest Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 filed with the SEC on February 14, 2005).

(e)(5)
Bylaws of SonomaWest, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 filed with the SEC on February 14, 2005).

(e)(6)
Form of Indemnification Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2006).

(e)(7)
SonomaWest Holdings, Inc. Second Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed with the SEC on September 29, 2008).

(e)(8)	1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-84295) filed with the SEC on August 2, 1999).

ANNEX A

BUSINESS AND BACKGROUND OF
THE COMPANY’S DIRECTOR AND EXECUTIVE OFFICERS

The name, age, principal occupation and business experience during the past five years of each of the Company’s directors (including all members of the Special Committee, as defined below) and executive officer are set forth below.

Craig R. Stapleton, 65, has served as the Company’s President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board since 2011.  He is a Senior Advisor of Stone Point Capital LLC, in Greenwich, Connecticut, and is Lead Director on the Board of Abercrombie and Fitch. He served the United States as Ambassador to France from 2005 to 2009 and as Ambassador to the Czech Republic from 2001 to 2004. From 1982 to 2001, he was the President of Marsh and McLennan Real Estate Advisors of New York. Mr. Craig Stapleton was a director of the Company from 1995 to 2001.  Mr. Craig Stapleton is President of the Vaclav Havel Foundation in the United States.  He was awarded the Jan Masaryk Medal for service to the Czech Republic.  He served on the Board of the Peace Corps under President George H. W. Bush.  In May 2009, President Nicholas Sarkozy named Ambassador Stapleton a Commandeur of the Legion of Honor.  Mr. Craig Stapleton is currently serving as a Trustee of the George W. Bush Library and Foundation, the 9/11 Memorial Foundation, the de Tocqueville/United Way Foundation, CERGE (the Center for Economic Research and Graduate Education), and the Association François-Xavier Bagnoud.  He has served on the Visiting Committee for Harvard College and the Committee on University Resources.  He holds a B.A. (magna cum laude) from Harvard University and an M.B.A. from the Harvard Graduate School of Business Administration.

David J. Bugatto, 46, has served as a director of the Company since 2001 and is member of the Special Committee.  Mr. Bugatto has been President and Chief Executive Officer of Alleghany Properties, LLC (“APLLC”), which is a subsidiary of Alleghany Corporation, a publicly traded corporation on the New York Stock Exchange since 2000.  Mr. Bugatto also serves as a director of APLLC.  Prior to joining Alleghany Properties, Mr. Bugatto was Vice President of the real estate investment division of Sacramento Savings Bank.  Mr. Bugatto has been directly involved with the development and management of various types of real estate for over 20 years.  He is an active member of the Urban Land Institute.  Mr. Bugatto is a graduate of California State University, Sacramento, with a B.S. degree in Business.

Robert W.C. Davies, 37, has served as a director of the Company since 2006 and is a member of the Special Committee.  Mr. Davies is Managing Partner and Founder of Highmont Investments, LLC, a real estate advisory and investment firm. From 2006 to 2008, Mr. Davies was a Vice President at ING Clarion Partners, where he focused on real estate investments in the Western U.S. Prior to joining ING Clarion Partners, Mr. Davies worked for Discovery Land Company, an owner and developer of high end private golf clubs and residential communities, where he focused on acquisition and finance activities from 2003 to 2006. From 2001 to 2003, he attended the Stanford Graduate School of Business. From 1999 to 2001, Mr. Davies served as Corporate Development Manager for HearMe, a Voice over IP technology company. From 1996 to 1999, Mr. Davies was an investment banker for ING Barings Furman Selz. Mr. Davies is a graduate of Duke University and holds a Masters in Business Administration from the Stanford Graduate School of Business.

David A. Janke, 37, has served as a director of the Company since 2006 and is a member of the Special Committee. Since 2007, Mr. Janke has been the Managing Partner and Co-Founder of BlackSwan Partners, LP, an investment management firm focused on private equity and real estate opportunities.  From 2003 to 2006, Mr. Janke was a Vice President at Starwood Capital Group, a global real estate private equity fund.  From 2001 to 2003, he attended Harvard Business School.  From 2000 to 2001, Mr. Janke was Director of Finance and Strategic Planning for Tyco International.  From 1998 to 2000, Mr. Janke was an investment professional at Soros Fund Management focusing on private equity opportunities.  From 1996 to 1998, he was an investment banker with Alex, Brown & Sons in the Restructuring Group.  Mr. Janke is a graduate of Middlebury College and holds a Masters in Business Administration from the Harvard Business School.  He is also a director of BlueFly, Inc, a publically traded company on NASDAQ, and Ali Wing, Inc., d/b/a giggle inc., a private company.

A-1

ANNEX B
OPINION OF DUFF & PHELPS, LLC

Confidential Special Committee of the Board of Directors SonomaWest Holdings Inc. 2064 Highway 116 North Sebastopol, CA 95472	April 7, 2011

Dear Members of the Special Committee:

SonomaWest Holdings Inc. (“SonomaWest” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Special Committee of the Board of Directors (the “Special Committee”) of the Company to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the public stockholders of the Company, other than SAC, the Stapleton Group and its affiliates (defined below), of the consideration to be received in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

The Proposed Transaction involves the tender offer (the “Offer”) by Stapleton Acquisition Company (“SAC”) to purchase all the outstanding shares of common stock of the Company (the “Common Stock”), other than shares held by SAC, the Company, or Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively referred to as the “Stapleton Group”), for $10.05 per share in cash (the “Consideration”).  SAC currently owns approximately 48.1% of the outstanding shares of Common Stock.  The Offer is conditioned upon the tender of a majority of the shares of Common Stock not owned by SAC, any director or officer of the Company, or the Company in accordance with Delaware law.  If the Offer is completed, SAC intends to, as soon as reasonably practicable, cause SAC to merge with and into the Company (the “Merger” and, together with the Offer, the “Proposed Transaction”).  Pursuant to the Merger, each outstanding share of Common Stock, other than shares held by SAC or shares held by stockholders who properly exercise appraisal rights under Delaware law, will be converted into the right to receive the Consideration.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances.  Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.  Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.
Discussed the operations, financial condition and future prospects of the Company and the Proposed Transaction with Company management, members of the Special Committee and certain consultants to the Company;

2.	Reviewed the Tender Offer Statement on Schedule TO of SAC and the Schedule 13E-3 Transaction Statement of the members of the Stapleton Group dated April 1, 2011;

3.	Reviewed certain publicly available financial statements and other business and financial information of the Company;

4.
Reviewed certain internal financial statements and other financial and operating data concerning the Company, including those which the Company has identified as being the most current financial statements available;

5.	Reviewed the estimated revenues and wind down expenses prepared by Company management and its advisors;

6.	Performed site visits to the Company’s two properties (the “Subject Properties”), listed below:

a.	2604 North Gravenstein Highway North, Sebastopol, CA

b.	1291, 1293, 1365, and 1382 Gravenstein Highway South, Sebastopol, CA

7.	Reviewed the following documents related to the Subject Properties:

a.	Tenant lists/rent rolls by building, dated as of March 8, 2011;

b.	Operating history on a per property basis for fiscal years 2008 – 2010 and year to date operating history through February 28, 2011;

c.	Operating budget on a per-property basis for the 2011 fiscal year;

d.	Historical capital expenses for fiscal years 2006 – 2010 and fiscal 2011 budget;

8.	Analyzed selected real estate sale transaction data provided by CoStar Group, Inc. (“CoStar”) and public records supporting these transactions;

9.	Analyzed selected lease and asking rents provided by CoStar;

10.	Reviewed industry publications regarding market conditions, capitalization rates and discount rates;

11.	Reviewed the historical trading price and trading volume of the Common Stock; and

12.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the consent of the Special Committee:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.
Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections  furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

6.
Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

7.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the

Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

8.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

In Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.  To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps has prepared this Opinion effective as of the date hereof.  This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.  In the event of any such change prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

Duff & Phelps has not been requested to, and did not initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, or advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Common Stock after the announcement or the consummation of the Proposed Transaction.  This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice.  Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent in each instance. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Transaction is within a range suggested by certain financial analyses.  The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.  This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.  Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to its attention after the date hereof.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated March 8, 2011 (the “Engagement Letter”).  This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services.  No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated.  Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee that it is prepared to deliver its Opinion.  Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be received by the public stockholders of SonomaWest, other than SAC, the Stapleton Group and its affiliates, in the Proposed Transaction is fair from a financial point of view to the public stockholders of the Company, other than SAC, the Stapleton Group and its affiliates (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.
Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

ANNEX C

SECTION 262
OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.